UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer)

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Nihon Densan Shimpo Kabushiki Kaisha

(Name of Subject Company)

Nidec-Shimpo Corporation

(Translation of Subject Company’s Names into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nidec Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nidec America Corporation, 318 Industrial Lane, Torrington, CT 06790 (Tel: 860-482-4422)-

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

–– INFORMATION SENT TO SECURITY HOLDERS

Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1

Press Release of Nidec Corporation (“Nidec”), dated April 25, 2003, announcing that Nidec’s Board of Directors had signed a share exchange agreement regarding the proposed exchange of shares of common stock of Nidec-Shimpo Corporation (“Nidec-Shimpo”) for shares of stock of Nidec.

2

English Translation of Press Release of Nidec-Shimpo, dated April 25, 2003, announcing that Nidec-Shimpo’s Board of Directors had signed a share exchange agreement regarding the proposed exchange of shares of common stock of Nidec-Shimpo for shares of stock of Nidec.

FOR IMMEDIATE RELEASE

Nidec Corporation

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 25, 2003 in Kyoto, Japan

Nidec and Nidec-Shimpo Sign Share Exchange Agreement

At their respective Board of Directors’ Meetings held today, Nidec Corporation (“Nidec” [NYSE: NJ]) and Nidec-Shimpo Corporation (“Nidec-Shimpo”) signed a share exchange agreement to merge Nidec-Shimpo into a wholly-owned subsidiary of Nidec. The share exchange agreement, which follows the letter of intent dated February 14, 2003 between the two companies, establishes the terms of the share exchange.

Note: Domestic listing of shares:Nidec Corporation: The First Section of the Tokyo and Osaka Stock

     Exchanges

     Nidec-Shimpo Corporation: The Second Section of the Osaka and Nagoya Stock Exchanges

With respect to the Share Exchange Between Nidec Corporation and Nidec-Shimpo Corporation

The business combination referred to in this press release (the “Transaction”) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to an U.S. court’s judgment.

1.

Share Exchange Schedule

April 25, 2003

• Board meetings to approve share exchange agreement.

• Signing of share exchange agreement

June 24, 2003

• Shareholder approval of share exchange agreement at the ordinary general

Shareholders’ meeting of Nidec-Shimpo

June 25, 2003

• Shareholder approval of share exchange agreement at the ordinary general

Shareholders’ meeting of Nidec

September 25, 2003

• Delisting of shares of Nidec-Shimpo

September 30, 2003

• Due date for submission of share certificate of Nidec-Shimpo

October 1, 2003

• Share exchange

2. Outline of Share Exchange Agreement

 (1) Share Exchange Ratio

    Nidec and Nidec-Shimpo entered into the share exchange agreement with the following share exchange ratio, which was originally agreed upon in the letter of intent dated February 14,

    2003. In the event that any material changes arise in assets or management conditions of the companies involved, both parties will collaborate on adjusting the exchange ratio to reflect such changes.

	Nidec (Parent company)	Nidec-Shimpo (Wholly-owned subsidiary)
Share exchange ratio	1	0.060

 (2) New Nidec Shares to be Issued for the Share Exchange

    Nidec will issue 582,990 new shares of its common stock and allot them to Nidec-Shimpo’s  shareholders of record as of the close of the day immediately preceding the date of share exchange, in an amount equal to 0.060 shares per share of common stock of Nidec-Shimpo. But Nidec will not allot any share to the 10,284,000 shares of Nidec-Shimpo held by Nidec.

    If there is an increase in number of Nidec-Shimpo share from April 1, 2003 to August 29, 2003 by exercising of subscription rights, Nidec will issue new shares of its common stock in an amount equal to 0.060 shares per share of newly issued common stock of Nidec-Shimpo, in addition to the above mentioned amount.

 (3) Increases in Share Capital and Capital Surplus of Nidec

    The share capital of Nidec will not increase as a result of the share exchange. The capital surplus of Nidec will increase by the amount obtained by multiplying shareholders’ equity of

    Nidec-Shimpo at the time of the share exchange by the ratio of shares to be transferred to Nidec in the share exchange (numerator) to the total number of outstanding shares of Nidec-Shimpo

    (denominator).

 (4) Cash Dividends

    Nidec and Nidec-Shimpo will pay cash dividends not exceeding the following amount to shareholders of record as of the close of March 31, 2003.

  　Nidec Corporation:         15 yen per share, total 953,491,215 yen

  　Nidec-Shimpo Corporation:  1 yen per share, total 19,997,317 yen

 (5) Interim Dividend

    Nidec and Nidec-Shimpo will pay interim cash dividends not exceeding the following amount to shareholders of record as of the close of September 30, 2003.

  　Nidec Corporation:         17.5 yen per share, total 1,112,406,417 yen

      If there is an increase in number of Nidec share from April 1, 2003 to September 30, 2003 by conversion of convertible bond, total amount will increase by the number of shares converted times 17.5 yen.

  　Nidec-Shimpo Corporation:  1.5 yen per share, total 29,995,976 yen

      If there is an increase in number of Nidec-Shimpo share from April 1, 2003 to August 29, 2003 by exercising of subscription rights, total amount will increase by the number of shares subscribed times 1.5 yen.

 (6) Date of the Computation for Dividends

    October 1, 2003 is the date of the computation for dividends regarding the newly issued shares of  Nidec’s common stock.

 (7) Term of Office of the Current Auditors (prior to the Share Exchange).

    The share exchange will not affect the term of office of the auditors who will be in place at preceding day of the date of share exchange.

 (8) Note:

    None of the new shares issued will be allotted to Nidec with respect to existing share interest in

    Nidec-Shimpo. No cash will be paid in connection with the share exchange.

3. Summary of the Parties (As of March 31, 2003)

(1) Trade Name	Nidec Corporation (Parent Company)	Nidec-Shimpo Corporation (Wholly-owned Subsidiary)
(2) Principal Lines of Business	•Development, manufacture and sale of small precision motors • Development, manufacture and sale of small precision fans •Development, manufacture and sale of mid-size motors	Development, manufacture and sale of adjustable speed drives, speed reducers, testers, arts & crafts equipment, factory automation systems, majoring/monitoring instruments
(3) Date of Incorporation	July 23, 1973	October 31, 1946
(4) Principal Office	10 Tsutsumisoto-cho, Nishikyogoku, Ukyo-ku, Kyoto 615-0854, Japan	1 Terada, Kohtari, Nagaokakyo-city, Kyoto, Japan
(5) Representative	Shigenobu Nagamori, President	Kazuhiko Kashihara, President
(6) Share Capital	¥26,485 million	¥2,592 million
(7) Shares Issued	63,574,729 shares	20,000,516 shares
(8) Shareholders’ Equity	¥88,039 million	¥8,705 million
(9) Total Assets	¥168,871 million	¥17,042 million
(10) Financial Closing Date	March 31	March 31
(11) Number of Employees	1,374	391
(12) Major Customers	Toshiba, Fujitsu, Hitachi, IBM, Seagate, Western Digital, Maxtor	Nidec, Nichiden Corporation, G-net Corporation, Toyota Industries Corporation, Takatsu Corporation
(13) Major Shareholders and Shareholdings

1.Shigenobu Nagamori     8.94%

2.The Master Trust

  Bank of Japan, Ltd.      8.66%

3. Japan Trustee Service

  Bank Ltd.             8.32%

4. SN Kohsan Ltd.        7.32%

5. The Kyoto Bank

   Corporation          4.49%

6. Mitsui Asset Trust and

  Banking Company,

  Limited               4.12%

7. The Dai-Ichi Mutual Life

  Insurance Company     4.12%

8. Trust & Custody Services

　 Bank, Ltd.　 　　　　 3.53%

9. Nippon Life Insurance

  Company              3.24%

10.UFJ Trust Bank

   Limited              2.85%

1. Nidec Corporation        51.42%

2. Shigenobu Nagamori       5.77%

3.Mizuho Corporate Bank     4.45%

4.The Kyoto Bank

  Corporation              4.00%

5. Shiga Bank               3.12%

6. Nippon Life Insurance

  Company               2.56%

7. United Financial Bank     2.26%

   of Japan

8. Okabe Inc.               1.99%

9. Nidec-Shimpo Association  1.73%

10.The Sumitomo Trust &

   Banking Co., Ltd.        1.50%

(14) Main Banks	Bank of Tokyo-Mitsubishi, The Kyoto Bank Corporation, United Financial Bank of Japan, The Sumitomo Trust & Banking Co., Ltd.	Mizuho Corporate Bank, The Kyoto Bank Corporation, Shiga Bank, United Financial Bank of Japan, Bank of Tokyo-Mitsubishi
(15) Relationships	Capital	Nidec owns 51.42% of the total number of shares issued by Nidec-Shimpo.
	Management	Three board members, one statutory auditor, and two employees of Nidec act as board members of Nidec-Shimpo.
	Transaction	Nidec is expected to account for 4.3%, or ¥326 million of the net sales earned by Nidec-Shimpo for the fiscal year 2002 ending March 31, 2003.

(16) Business Results for the Most Recent Three Years (unit: millions of yen)

Non-consolidated	Nidec Corporation (to be 100% parent company)			Nidec-Shimpo Corporation (to be 100% subsidiary)
Fiscal Year Ended	2001/3/31	2002/3/31	2003/3/31	2001/3/31	2002/3/31	2003/3/31
Net Sales	99,605	124,884	129,164	12,234	9,212	9,112
Operating Income	876	4,100	3,520	152	218	501
Recurring Income (loss)	8,336	11,242	7,252	247	302	401
Net Income	5,421	7,316	4,965	164	65	59
Net Income per share (yen)	89.12	115.11	77.04	8.42	3.26	2.99
Dividends per Share (yen)	20	25	25	7	2.5	2.5
Shareholders’ Equity per Share (yen)	1,242.21	1,331.35	1383.93	437.40	433.84	435.31
Consolidated	Nidec Corporation (to be 100% parent company)			Nidec-Shimpo Corporation (to be 100% subsidiary)
Fiscal Year Ended	2001/3/31	2002/3/31	2003/3/31	2001/3/31	2002/3/31	2003/3/31
Net Sales	249,238	281,069	298,641	16,803	12,759	12,711
Operating Income	16,033	16,206	22,861	992	591	911
Recurring Income	18,795	17,658	17,816	961	582	725
Net Income	9,956	6,461	6,485	885	42	112
Net Income per Share (yen)	163.65	101.67	100.08	45.21	2.11	5.50
Shareholders’ Equity per Share (yen)	1,293.10	1,408.87	1416.14	463.51	460.58	458.47

4. Circumstances After Share Exchange

(1)

Trade Names, Principal Lines of Business, Principal Offices and Representatives

No change from Item 3. above.

(2)

Increases in the amount of Share Capital and Capital Surplus:

Refer to Item 2.(3) above

(3)

This share exchange will not have any material effect on Nidec’s business results in light of the fact that Nidec-Shimpo Corporation is currently a subsidiary of Nidec Corporation. The two companies are prepared to take full advantage of the share exchange as a means to further enhance their performance based on increased business efficiency and combined corporate resources.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to our current plans, estimates, strategies and beliefs, including the expected schedule and exchange-ratio of the exchange offer described above, are forward-looking statements about the future performance of Nidec and Nidec-Shimpo. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets  characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

•FOR IMMEDIATE RELEASE

Nidec-Shimpo Corporation

Contact:  Tadashi Matsushita

(Executive Managing Director)

+81-75-958-3601

Stock exchange code (Osaka, Nagoya): 6398

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 25, 2003 in Kyoto, Japan

Nidec and Nidec-Shimpo Sign Share Exchange Agreement

At their respective Board of Directors’ Meetings held today, Nidec Corporation (“Nidec” [NYSE: NJ]) and Nidec-Shimpo Corporation (“Nidec-Shimpo”) signed a share exchange agreement to merge Nidec-Shimpo into a wholly-owned subsidiary of Nidec. The share exchange agreement, which follows the letter of intent dated February 14, 2003 between the two companies, establishes the terms  of the share exchange.

The share exchange agreements will be subject to the approval at the ordinary general meetings of shareholders of Nidec-Shimpo and Nidec scheduled for June 24 and 25, 2003, respectively. Upon approval, the share exchange will be implemented on October 1, 2003.

Note: Domestic listing of shares:Nidec Corporation: The First Section of the Tokyo and Osaka Stock

     Exchanges

With respect to the Share Exchange Between Nidec Corporation and Nidec-Shimpo Corporation

The business combination referred to in this press release (the “Transaction”) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

     Nidec-Shimpo Corporation: The Second Section of the Osaka and Nagoya Stock Exchanges

1. Share Exchange Schedule

April 25, 2003

• Board meetings to approve share exchange agreement.

• Signing of share exchange agreement

June 24, 2003

• Shareholder approval of share exchange agreement at the ordinary general

Shareholders’ meeting of Nidec-Shimpo

June 25, 2003

• Shareholder approval of share exchange agreement at the ordinary general

Shareholders’ meeting of Nidec

September 25, 2003

• Delisting of shares of Nidec-Shimpo

September 30, 2003

• Due date for submission of share certificate of Nidec-Shimpo

October 1, 2003

• Share exchange

2. Outline of Share Exchange Ratio

 (1) Share Exchange Ratio

    Nidec and Nidec-Shimpo entered into the share exchange agreement with the following share exchange ratio, which was originally agreed upon in the letter of intent dated Feruary 14,

    2003. In the event that any material changes arise in assets or management conditions of the companies involved, both parties will collaborate on adjusting the exchange ratio to reflect such changes.

	Nidec (Parent company)	Nidec-Shimpo (Wholly-owned subsidiary)
Share exchange ratio	1	0.060

 (2) New Nidec Shares to be Issued for the Share Exchange

    Nidec will issue new shares of its common stock in an amount equal to 0.060 shares per share of common stock of Nidec-Shimpo, and allot them to Nidec-Shimpo’s shareholders of record as of the close of the day immediately preceding the date of share exchange.

 (3) Increases in Share Capital and Capital Surplus

    The share capital of Nidec will not increase as a result of the share exchange. The capital surplus of Nidec will increase by the amount obtained by multiplying shareholders’ equity of

    Nidec-Shimpo at the time of the share exchange by the ratio of shares to be transferred to Nidec in the share exchange (numerator) to the total number of outstanding shares of Nidec-Shimpo

    (denominator).

 (4) Cash Dividends

    Nidec and Nidec-Shimpo will pay cash dividends not exceeding the following amount to shareholders of record as of the close of September 30, 2003.

  　Nidec Corporation:         17.5 yen per share

  　Nidec-Shimpo Corporation:  1.5 yen per share

 (5) Date of the Computation of Dividends For the New Shares Issued

    October 1, 2003

 (6) Term of Office of the Current Auditors (prior to the Share Exchange).

    The share exchange will not affect the term of office of the auditors who are in place on the date of share exchange.

 (7) Note:

    None of the new shares issued will be allotted to Nidec with respect to existing share interest in

    Nidec-Shimpo. No cash will be paid in connection with the share exchange.

3. Summary of the Parties (As of March 31, 2003)

(1) Trade Name	Nidec Corporation (Parent Company)	Nidec-Shimpo Corporation (Wholly-owned Subsidiary)
(2) Principal Lines of Business	•Development, manufacture and sale of small precision motors •Sale of small precision fans •Development, manufacture and sale of mid-size motors	Development, manufacture and sale of adjustable speed drives, speed reducers, arts & crafts equipment, majoring/monitoring instruments, factory automation systems
(3) Date of Incorporation	July 23, 1973	October 31, 1946
(4) Principal Office	10 Tsutsumisoto-cho, Nishikyogoku, Ukyo-ku, Kyoto 615-0854, Japan	1 Terada, Kohtari, Nagaokakyo-city, Kyoto, Japan
(5) Representative	Shigenobu Nagamori, President	Kazuhiko Kashihara, President
(6) Share Capital	¥26,473 million	¥2,592 million
(7) Shares Issued	63,568,632 shares	20,000,516 shares
(8) Shareholders’ Equity	¥87,050 million	¥8,725 million
(9) Total Assets	¥166,650 million	¥16,588 million
(10) Financial Closing Date	March 31	March 31
(11) Number of Employees	1,143	446
(12) Major Customers	Toshiba, Fujitsu, Hitachi, IBM, Seagate, Western Digital, Maxtor	Nidec, Nichiden Corporation, G-net Corporation, Toyota Industries Corporation, Takatsu Corporation
(13) Major Shareholders and Shareholdings

1.

Shigenobu Nagamori    8.94%

2. SN Kohsan Ltd.        7.32%

3. Japan Trustee Service

  Bank Ltd.             6.57%

4. The Master Trust

  Bank of Japan, Ltd.     6.13%

5. The Dai-Ichi Mutual Life

  Insurance Company     4.86%

6.The Kyoto Bank

  Corporation           4.49%

7.UFJ Trust Bank

  Limited              4.44%

8.Mitsui Asset Trust and

  Banking Company,

  Limited              4.27%

9. Trust & Custody Services

　Bank, Ltd.　 　　　　 3.24%

10. Nippon Life Insurance

   Company            3.19%

1. Nidec Corporation      51.02%

2. Shigenobu Nagamori     5.77%

3.Mizuho Corporate Bank   4.45%

4.The Kyoto Bank

  Corporation            4.00%

5. Shiga Bank             3.12%

6. Nippon Life Insurance

  Company               2.56%

7. United Financial Bank    2.26%

   of Japan

8. Okabe Inc.             1.99%

9. Nidec-Shimpo Association 1.64%

10.The Sumitomo Trust &

   Banking Co., Ltd.       1.50%

(14) Main Banks	Bank of Tokyo-Mitsubishi, The Kyoto Bank Corporation, United Financial Bank of Japan, The Sumitomo Trust & Banking Co., Ltd.	Mizuho Corporate Bank, The Kyoto Bank Corporation, Shiga Bank, United Financial Bank of Japan, The Sumitomo Trust & Banking Co., Ltd.
(15) Relationships	Capital	Nidec owns 51.02% of the total number of shares issued by Nidec-Shimpo.
	Management	Three board members, one statutory auditor, and two employees of Nidec act as board members of Nidec-Shimpo.
	Transaction	Nidec is expected to account for 3.9%, or ¥360 million of the net sales earned by Nidec-Shimpo for the fiscal year 2002 ending March 31, 2003.

(16) Business Results for the Most Recent Three Years (unit: millions of yen)

Non-consolidated	Nidec Corporation (to be 100% parent company)			Nidec-Shimpo Corporation (to be 100% subsidiary)
Fiscal Year Ended	2001/3/31	2002/3/31	2003/3/31	2001/3/31	2002/3/31	2003/3/31
Net Sales	99,605	124,884	129,164	12,234	9,212	9,112
Operating Income	876	4,100	3,520	152	218	501
Recurring Income (loss)	8,336	11,242	7,252	247	302	401
Net Income	5,421	7,316	4,965	164	65	59
Net Income per share (yen)	89.12	115.11	77.04	8.42	3.26	2.99
Dividends per Share (yen)	20	25	25	7	2.5	2.5
Shareholders’ Equity per Share (yen)	1,242.21	1,331.35	1383.93	437.40	433.84	435.31
Consolidated	Nidec Corporation (to be 100% parent company)			Nidec-Shimpo Corporation (to be 100% subsidiary)
Fiscal Year Ended	2001/3/31	2002/3/31	2003/3/31	2001/3/31	2002/3/31	2003/3/31
Net Sales	249,238	281,069	298,641	16,803	12,759	12,711
Operating Income	16,033	16,206	22,861	992	591	911
Recurring Income	18,795	17,658	17,816	961	582	725
Net Income	9,956	6,461	6,485	885	42	112
Net Income per Share (yen)	163.65	101.67	100.08	45.21	2.11	5.50
Shareholders’ Equity per Share (yen)	1,293.10	1,408.87	1416.14	463.51	460.58	458.47

4. Circumstances After Share Exchange

(1)

Trade Names, Principal Lines of Business, Principal Offices and Representatives

Refer to Item 3. above.

(2)

Increases in the amount of Share Capital and Capital Surplus:

Refer to Item 2.(3) above

(3)

This share exchange will not have any material effect on Nidec’s business results in light of the fact that Nidec-Shimpo Corporation is currently a subsidiary of Nidec Corporation. The two companies are prepared to take full advantage of the share exchange as a means to further enhance their performance based on increased business efficiency and combined corporate resources.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to our current plans, estimates, strategies and beliefs, including the expected schedule and exchange-ratio of the exchange offer described above, are forward-looking statements about the future performance of Nidec and Nidec-Shimpo. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets  characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

–– SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nidec Corporation By: /s/ Shigenobu Nagamori Name: Shigenobu Nagamori Title: President and Chief Executive Officer Nidec Corporation Date: April 25, 2003